Exhibit 99.1

ATTUNITY LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, SEPTEMBER 28, 2006

To the Shareholders of Attunity Ltd. (“we”, “Attunity” or the “Company”):

        We cordially invite you to the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, September 28, 2006, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel.

        The purpose of the Meeting is to approve the Company’s issuance and sale of up to $6,000,000 of the ordinary shares, par value (nominal value) NIS 0.1 per share (the “Ordinary Shares”), of the Company and warrants to purchase Ordinary Shares to institutional and private investors, including, without limitation, certain office holders and shareholders of the Company, pursuant to that certain Securities Purchase Agreement, dated as of August 29, 2006.

        The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

        Shareholders of record at the close of business on August 25, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

August 31, 2006

ATTUNITY LTD.
Kfar-Netter Industrial Park
P.O.B 3787
Kfar-Netter 40593, Israel

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. (“we”, “Attunity” or the “Company”) to be voted at the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, September 28, 2006, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about September 1, 2006.

Purpose of the Special General Meeting

        The purpose of the Meeting is to approve the Company’s issuance and sale of up to $6,000,000 of the ordinary shares, par value (nominal value) NIS 0.1 per share (the “Ordinary Shares”), of the Company and warrants to purchase Ordinary Shares to institutional and private investors, including, without limitation, certain office holders and shareholders of the Company, pursuant to that certain Securities Purchase Agreement, dated as of August 29, 2006.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares, as of the close of business on August 25, 2006 (the “record date”), are entitled to notice of, and to vote at the Meeting. As of the record date, there were outstanding 18,349,231 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

        Consistent with NASDAQ rules, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one-third (33.33%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefor. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of August 28, 2006 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)	Percentage of Voting Power (13)

Shimon Alon*	6,552,496	(3)	29.98%	16.58%
Dov Biran	895,387	(4)	4.88%	4.71%
Arie Gonen	1,650,000	(5)	8.99%	6.81%
Dan Falk	26,667	(6)	**	--
Aki Ratner*	7,104,996	(7)	31.70%	16.71%
Anat Segal	26,667	(8)	**	--
Zamir Bar Zion	10,000	(9)	**	--
Ron Zuckerman*	6,502,496	(10)	29.82%	16.58%
Messrs. Shimon Alon, Aki Ratner,
Ron Zuckerman and other
investors represented by them
(the "Management Group")*	6,392,497	(11)(12)	32.52%	16.58%
All directors and executive
officers as a group
(10 persons) *	8,652,147		47.15%	21.34%

* Please note that, if the proposed transaction described in proposal 1 is approved by the shareholders, such individual’s or group’s beneficial ownership, as the case may be, may increase because such individual or group, as the case may be, is participating in the proposed transaction. In addition, if the proposed transaction closes, the conversion (or exercise price, as the case may be) of convertible debentures and warrants of the Company, some of which are held by the Management Group, will be adjusted downwards to the Price Per Share in accordance with the terms of such convertible debentures and warrants.

** Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The number of shares owned by any shareholder or group named above includes the shares underlying options and other rights to acquire Ordinary Shares held by such person(s) that are exercisable within 60 days of August 28, 2006, but such underlying shares are not deemed outstanding for computing the percentage of any other person.

(2)	The percentages shown are based on 18,349,231 Ordinary Shares issued and outstanding as of August 28, 2006.

(3)	Mr. Alon is the Chairman of our Board. Includes: 222,362 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per share; 150,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; 48,179 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share 10,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.42,and 210,286 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(4)	Mr. Biran is a member of our Board. Includes 15,000 Ordinary Shares issuable upon exercise of warrants having an exercise price of $1.75 per ordinary share and 16,667 Ordinary Shares subject to currently exercisable options.

(5)	Mr. Gonen is our former Chief Executive Officer. Includes 400,000 Ordinary Shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(6)	Mr. Falk is a member of our Board. These Ordinary Shares are subject to currently exercisable options.

(7)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes: 96,679 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 58,893 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 190,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; 20,947 Ordinary Shares issuable upon exercise of Warrants purchased from WPG , exercisable at an exercise price of $2.75 per share, 500,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.30 and 91,429 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(8)	Ms. Segal is a member of our Board. These Ordinary Shares are subject to currently exercisable options.

(9)	Mr. Bar Zion is a member of our Board. These Ordinary Shares are subject to currently exercisable options

(10)	Mr. Zuckerman is a member of our Board. Includes: 222,362 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 100,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; ; 48,179 Ordinary Shares issuable upon exercise of Warrants purchased from WPG , exercisable at an exercise price of $2.75 per share; 10,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.42 and 210,286 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(11)	Includes: 1,208,488 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 736,162 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 440,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 1,142,857 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share; 261,842 Ordinary Shares issuable upon exercise of WPG Warrants, exercisable at an exercise price of $2.75 per share.

(12)	Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the Ordinary Shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and (ii) were appointed, in any combination of two signatures of such persons, as the group’s attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement.

(13)	The percentage of voting power is computed based on the number of Ordinary Shares beneficially owned (excluding securities convertible or exercisable into Ordinary Shares) divided by 18,349,231, the number of Ordinary Shares issued and outstanding as of August 28, 2006.

*PROPOSAL FOR THE SPECIAL MEETING*

ITEM 1 – APPROVAL OF THE COMPANY’S ISSUANCE
OF ORDINARY SHARES AND WARRANTS
(Item 1 on the Proxy Card)

Background

        The Company entered into a Securities Purchase Agreement, dated as of August 29, 2006 (the “Purchase Agreement”), with several investors (collectively, the “Purchasers”) for the issuance and sale by the Company of Ordinary Shares to the Purchasers in an aggregate amount of $5,000,000, for a purchase price of $1.25 per share (the “Price Per Share”). On August 28, 2006, the day immediately prior to the announcement of the transaction, the closing price of the Ordinary Shares as reported on the NASDAQ Global Market, or NASDAQ, was $1.20.

        Under the Purchase Agreement, the Company may, at its option, sell additional Ordinary Shares to purchasers approved by the Company in an aggregate amount of up to $1,000,000 upon the same terms, such that the total investment will be $6,000,000 (including the initial $5,000,000). The Purchasers include institutional and private investors, including a group of investors led by Messrs. Shimon Alon, the Chairman of our Board of Directors, Aki Ratner, our Chief Executive Officer and a member of our Board, and Ron Zuckerman, a member of our Board (collectively, the “Management Group”) that undertook to invest $1,500,000 (for details regarding the Management Group’s beneficial ownership, see under “Security Ownership of Certain Beneficial Owners and Management”). It should be noted that if the proposed transaction closes, the conversion (or exercise price, as the case may be) of outstanding convertible debentures and warrants of the Company, some of which are held by the Management Group, will be adjusted downwards to the Price Per Share in accordance with the terms of such convertible debentures and warrants.

Reasons for the Transaction

        The Company deems the investment as a key step in implementing its business strategy. The main purpose of the transaction is to add to the Company’s shareholders equity in order to meet the $10,000,000 stockholders’ equity requirement for continued listing on NASDAQ. The proceeds will be used for accelerating marketing and sales activities of the Company’s new product, Attunity InFocus, for working capital and other general corporate purposes.

Summary of Transaction

        Under the Purchase Agreement, the Company agreed to sell, at the Closing (as defined below), an aggregate of 4,000,000 Ordinary Shares to the Purchasers at the Price Per Share, or an aggregate purchase price of $5,000,000. As described above, the Company may sell additional Ordinary Shares in an aggregate amount of up to $1,000,000 upon the same terms, such that the total investment will be $6,000,000.

        At the Closing, each of the Purchasers will be granted warrants to purchase up to the number of Ordinary Shares equal to 50% of the number of Ordinary Shares issued to each Purchaser at the Closing (the “Warrants”). The Warrants will be exercisable for a period of three (3) years after the Closing, for an exercise price per Ordinary Share of $1.25, subject to certain adjustments, including a price protection adjustment in the event that the Company issues securities in a price per share lower than the exercise price.

        Each of the Purchasers will also be granted registration rights pursuant to a Registration Rights Agreement to be executed between the parties at Closing. Under the Registration Rights Agreement, the Company will undertake to file a registration statement covering the Ordinary Shares purchased pursuant to the Purchase Agreement, as well as the Ordinary Shares underlying the Warrants, within thirty (30) days after the Closing, and to use its best efforts to have such registration statement declared effective by the Securities and Exchange Commission (“SEC”) within ninety (90) days after the Closing. The Registration Rights Agreement contains customary representations, covenants and conditions, including that (1) if the registration statement is not filed or becomes effective within the aforesaid time periods, the Company will be required to pay liquidated damagers until such default is cured, and (2) the Company will be required to indemnify the Purchasers for liabilities and expenses that may arise from any material misstatements or omissions in the registration statement

        The Purchase Agreement contains, among other things, customary representations and warranties of the parties, covenants and conditions, including undertakings by the Company to (1) indemnify the Purchasers from any and all losses that any Purchaser may suffer or incur as a result of any breach of the representations, warranties, covenants or agreements made by the Company, and (2) use best efforts to maintain the listing of the Ordinary Shares on the NASDAQ.

        The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) is expected to occur promptly following the Meeting, if the shareholders approve the transaction. The obligations of the Purchasers to consummate the transactions contemplated under the Purchase Agreement are conditioned on fulfillment or waiver of conditions precedent, including (1) the accuracy of representations and performance of covenants in all material respects; (2) receipt of required consents (including the shareholder approval requested in this Proxy Statement), and (3) that the average of the closing price of the Ordinary Shares as reported on the NASDAQ for the five (5) trading days immediately preceding the date of the Meeting shall not be less than $1.0625. The obligations of the Company to consummate the transactions contemplated under the Purchase Agreement are conditioned on fulfillment or waiver of conditions precedent, including (1) the accuracy of representations and performance of covenants in all material respects; (2) receipt of required consents (including the shareholder approval requested in this Proxy Statement), and (3) receipt by the Company of at least $1,500,000 of the entire aggregate purchase price.

        As part of the transaction, the Company may be required to pay in cash up to 5% of a portion of the aggregate purchase price, and Warrants exercisable into Ordinary Shares representing up to 5% of a portion of the total Ordinary Shares to be issued (i.e., in any event, Warrants to purchase no more than 250,000 Ordinary Shares), as compensation for services of a third party that assisted the Company in facilitating the transaction (the “Finder Fee”).

        The foregoing description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Purchase Agreement, the form of Registration Rights Agreement and the form of Warrant, copies of which are filed as Exhibit 99.2, 99.3, and 99.4, respectively, to our Report on Form 6-K filed with the SEC on August 30, 2006, and which are hereby incorporated by reference. Copies of such documents will also be made available to shareholders, at no charge, upon written request to the Company.

Approvals; Vote Required

        As required by Israeli law and applicable rules of the Nasdaq Stock Market, our Audit Committee and Board of Directors (excluding Messrs. Alon, Ratner, and Zuckerman) approved the Purchase Agreement and the transactions contemplated thereunder.

        Shareholders approval of this transaction is required under the rules of the Nasdaq Stock Market. Nasdaq Marketplace Rule 4350(i)(1)(D) provides that shareholders approval is required for transactions involving non-public offerings of securities where the sale, issuance or potential issuance of the securities being offered is below-market and involves 20% or more of the common stock or voting power of the Company outstanding before the issuance. Based on the exercise price of the Warrants, the size of the transaction and the potential issuance of Ordinary Shares related to the anti-dilution protection contained in the Warrants, the Company is required to obtain shareholders approval under the Marketplace Rules.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the execution and performance of the transaction described in the Notice and Proxy Statement, dated August 30, 2006 (the “Proxy Statement”), by and among the Company and the Purchasers (including, without limitation, the Management Purchasers and additional purchasers, if any), including the execution, delivery and performance of the Purchase Agreement, the Warrants, the Registration Rights Agreement, the issuance of the Ordinary Shares and Warrants, and the grant of the Finder Fee, as described in the Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company, be, and they hereby are, approved.”

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

IMPORTANT NOTE: The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. Pursuant to the Registration Rights Agreement, the Company will file a registration statement with the SEC covering the resale of the securities, subject to certain terms and conditions.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than the specifically set forth in the Notice of the Special Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors DROR ELKAYAM VP Finance & Secretary

August 31, 2006